United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2017

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No    ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes   ☐   No    ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	1
Signature Page	29

SHAREHOLDERS’ AGREEMENT OF VALE S.A.

The Parties hereto:

1.                                      BNDES PARTICIPAÇÕES S.A. - BNDESPAR, a wholly-owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social — BNDES, with its principal place of business in Brasília, Distrito Federal, and offices at Av. República do Chile 100, part, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled in the General Taxpayers’ Register (CNPJ/MF) under No 00.383.281/001-09, herein represented as provided for in its Bylaws  (“BNDESPAR”);

2.                                      BRADESPAR S.A., a company with its principal place of business at Av. Paulista 1450, 9th floor, in the City of São Paulo, State of São Paulo, enrolled in the General Taxpayers’ Register (CNPF/MF) under No 03.847.461/0001-92, herein represented as provided for in its Bylaws  (“BRADESPAR”);

3.                                      LITEL PARTICIPAÇÕES S.A., a company with its principal place of business at Rua da Assembleia 10, 37th floor, suite 3701 (part), in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled in the General Taxpayers’ Register (CNPJ/MF) under No 00.743.065/0001-27, herein represented as provided for in its bylaws “LITEL”); and

5.                                      MITSUI & CO. LTD., a company duly organized according to the laws of Japan, with its principal place of business at 1-3 Marunouchi 1-Chome, Chiyoda-ku, Tokyo, 100-8631, Japan, enrolled in the General Taxpayers’ Register (CNPJ/MF) under No 05.466.338/0001-57, herein represented as provided for in its articles of incorporation (“MITSUI”);

Bndespar, Bradespar, Litel, and Mitsui hereinafter referred to individually as “Party” and jointly as “Parties”.

Whereas

(i)                                    As a result of the effectiveness of the incorporation, on this date, of Valepar S.A., controller of Vale, by its controlled Vale, the  Parties became direct shareholders of Vale, in a way each Party holds the percentage of Common Shares, except for the Common Shares held in treasury, provided for below:

Shareholder	% of Common Shares
Litel	22.57
Bndespar	3.68
Bradespar	6.78
Mitsui	5.83
Total	38.87

(ii)                                 The Parties intend, upon entering into this Shareholders’ Agreement, under the terms and for purposes of Article 118 of Law No 6.404/76, and as of the Initial Date of Effectiveness, to set forth the conditions that will govern the rights and obligations arising out of their condition as shareholders of Vale.

The Parties hereto resolve to enter into this Shareholders’ Agreement that will be governed by the following terms and conditions

CLAUSE 1.                                 DEFINITIONS.

1.1.                           Without prejudice to other definitions included in this Shareholders’ Agreement, the following terms, when beginning with capital letters, and any variations related to gender and number, will have the following meanings:

“Shareholder”: means each shareholder of the Company, signatory to this Shareholders’ Agreement.

“Offered Shares”: has the meaning that is attributed to the term in item 9.2 of this Shareholders’ Agreement.

“Common Shares”: means the shares of common stock issued by Vale.

“Affected Shares” means all the Common Shares held by the Parties on the date of execution of this Shareholders’ Agreement and bound to the Shareholders’ Agreement, as provided for in the chart contained in item 3.1 of this Shareholders’ Agreement, as well as any other Common Shares that may be held by the Parties, for any reason whatsoever, including, without limitation, those resulting from share splits, reverse share split, stock bonuses, mergers, reverse splits, incorporations, subscriptions, acquisitions, exercise of options, or that, in any other way, are assigned to the Parties on account of the ownership of the Affected Shares.

“Shareholders’ Agreement”: means this instrument.

“Administrators”: means the members of the Board of Directors, Board of Officers and Audit Committee of Vale.

“Affiliate”, means, in relation to any Party, any individual, legal entity or, investment fund, syndicate, securities portfolio or any other type of organization, resident or with its principal place of business located in Brazil or abroad, that (i) is directly or indirectly controlled by such Party; (ii) directly or indirectly controls such Party, including through a shareholders’ agreement; or (iii) is directly or indirectly controlled by any person that directly or indirectly controls such Party.

“Shareholders’ Meeting”: means the meeting of Vale’s shareholders.

“Notice”: has the meaning that is attributed to the term in item 9.2 of this Agreement.

“Associated Company”: has the meaning provided for in article 243, section 1 of Law No 6,404/76, that is, companies in which the investor has significant influence.

“Shareholding Control”: has the meaning of control as defined in article 116 of Law No 6,404/76. The derived terms such as “Controlled” and “Controlling” and the variations of the verb “control” will have the meaning thereof analogous to “Shareholding Control”.

“Director”: means any of the members of the Board of Directors (as defined below).

“Board of Directors”: means Vale’s board of directors.

“Initial Date of Effectiveness”:  has the meaning that is attributed to the term in Clause 14 of this Shareholders’ Agreement.

“Right of First Refusal”: means the right set forth in Clause 9 of this Shareholders’ Agreement.

“Subscription Right”:  means the right of the Parties to subscribe for bonds and/or securities issued by the Company, provided that such securities result from Affected Shares that, on the date of issuance, grant or may come to grant, or permit the subscription of Company-issued security that grants the holder thereof the right to vote.

“Offered Rights”: has the meaning that is attributed to the term in item 9.2 of this Shareholders’ Agreement.

“Officer”:  means any member of the statutory Board of Officers of Vale.

“Board of Officers:” means Vale’s statutory Board of Officers.

“Bylaws of Vale”:  means Vale’s bylaws.

“Intervening Consenting Party”: has the meaning that is attributed to it in Clause 13 of this Shareholders’ Agreement.

“Notification”: has the meaning that is attributed to the term in item 9.6 of this Shareholders’ Agreement.

“Offeree Parties”: has the meaning that is attributed to the term in item 9.2 of this Shareholders’ Agreement.

“Offeror Party”: has the meaning that is attributed to the term in item 9.2 of this Shareholders’ Agreement.

“Related Party”: has the meaning that is attributed to the term in Resolution CVM No. 642/2010.

“Proponent”: has the meaning that is attributed to the term in item 9.2 of this Agreement.

“Proposal”: has the meaning that is attributed to the term in item 9.2 of this Shareholders’ Agreement.

“Previous Meeting”:  means the meeting of the Parties’ representatives to be held, when called by a Party, prior to the Shareholders’ Meetings and to the meetings of the Board of Directors of Vale, with the purpose of defining the vote of the Parties at Shareholders’ Meetings, and of their representatives on the Board of Directors, whenever required by this Shareholders’ Agreement.

“Remaining Shares”: has the meaning that is attributed to the term in item 9.8 of this Shareholders’ Agreement.

“Vale” or “Company”: means Vale S.A., a publicly held company with its principal place of business at Avenida das Américas nº 700, bloco 8, loja 318, Barra da Tijuca, CEP 22640-100, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled with the General Taxpayers’ Register (CNPJ/MF) under No 33.592.510/0001-54.

CLAUSE 2.                                 PRINCIPLES OF THE COMPANY.

2.1. The Parties hereto agree to establish the following basic principles that will govern the decisions and the exercise of their respective voting rights at Shareholders’ Meetings and of their representatives at the meetings of the Board of Directors of Vale:

(i)                           Vale’s business will be managed by experienced, independent and skilled professionals who meet the required qualifications as regards their duties while in office, this being also applied to members of the Board of Officers and employees of Vale; being that any possible employment relationship or any other relationship concerning any other type of professional collaboration existing between the Parties and Vale’s future Officers shall be definitely extinguished before their appointment.

(ii)                        Vale’s strategic decisions in the industrial, financial and commercial areas, as well as its human resources policy, will always be based on Vale’s best interests so as to assure that the Parties receive the best return on their investments, under a consistent generation of profits and distribution of dividends and interest on shareholders’ equity.

(iii)                     Possible business relations between the Parties and their Related Parties, on the one side, and Vale, on the other side, will always be governed and carried out according to market conditions.

(iv)                    Strategic decisions, as regards Vale, shall have as basic principles the growth and sustainability of its business, the development of new projects, especially in the mineral area and the increase in the operating margin, giving priority to the reduction of costs and the maximization of return on investment.

(v)                       The Company’s management shall always seek that the Company’s activities and those of its controlled and Associated Companies reach high levels of profitability, efficiency, productivity and competitiveness.

(vi)                    Each Party shall take all the necessary and effective measures so that the Previous Meetings are hold in due time, and shall abstain from practicing any acts that, in any way, prevent, postpone or make it difficult to hold Previous Meetings.

(vii)                 Vale’s Board of Officers and management will be accountable for the proper management of relations with consumers, regulatory bodies, minority shareholders, the community and public institutions with which Vale shall have a relationship.

(viii)              General trade relations and business of Vale shall always be entered into with a view, primarily, to the interest of Vale, and shall be compatible with fair market practice and conditions, as verified at the time of entering into such business.

2.2. The Parties hereto undertake to bind their votes at Shareholders’ Meetings as well as those of their representatives on the Board of Directors so as to assure compliance with the basic principles established in this Clause, in addition to the other items of this Agreement. As applicable, the basic principles listed in this Clause will be complied with as regards Vales’ controlled and Associated Companies.

CLAUSE 3.                                 AFFECTED SHARES.

3.1. This Shareholders’ Agreement is binding upon all Affected Shares as indicated in the table below:

Shareholder	Common Shares	%
Litel	491,051,221	10.00
Bndespar	110,926,491	2.26
Bradespar	204,369,149	4.16
Mitsui	175,755,581	3.58
Total	982,102,442	20.00

3.1.1                             The Affected Shares shall total, on the date of this Shareholders’ Agreement, twenty percent (20%) of the Common Shares, except for the Common Shares held in treasury. Following conversion of preferred shares into the Company’s Common Shares, the percentages mentioned above for each Party shall be maintained, and the Parties shall duly bind, in the proportion provided for in item 3.1, as many Common Shares as necessary in order to guarantee that the amount of Affected Shares continues representing twenty percent (20%) of the Common Shares.

3.2. Affected Shares are subject to all conditions provided for in this Shareholders’ Agreement

3.3. In the event that they hold a shareholding interest in Vale which is not bound to this Shareholder’s Agreement, the Parties undertake to exercise their voting right inherent to such shareholding interest, in a form identical to that exercised within the terms of this Shareholders’ Agreement in relation to the same question.

3.3.1. For purposes of this item 3.3, direct or indirect shareholding interest held at Vale shall be considered, and the Parties hereby undertake, even if they do not have the power to determine the vote to be cast by Vale’s investment vehicle, to exercise its vote within the scope of such vehicle, whenever applicable, in an identical form to what has been decided under the terms of this Shareholders’ Agreement.

CLAUSE 4                                    EXERCISE OF VOTING RIGHTS

4.1                     In addition to the measures set forth in this Shareholders’ Agreement, the Parties agree to make use of the voting right attached to its Affected Shares and take any other measures necessary to fully comply with this Shareholders’ Agreement.

CLAUSE 5                                  PREVIOUS MEETINGS

5.1                     The Parties, as long as they are called by any Party pursuant to the provisions of the items below, may meet prior to Shareholders’ Meetings or meetings of the Board of Directors of Vale, as the case may be, in order to decide on the matters provided for in item 5.3 and whenever required by this Shareholders’ Agreement.

5.2                              The Previous Meetings provided for in this Clause will comply with the following rules

5.2.1. In Previous Meetings each Affected Share held by each Party will be entitled to one (1) vote, and any blank votes or abstentions shall be disregarded and excluded from the calculation of the quorum required for approval of matters.

5.2.2. The Previous Meeting shall be held up until the business day preceding each Shareholders’ Meeting or meeting of the Board of Directors of Vale.

5.2.3. It being observed the provisions of item 5.2.6 below, the Previous Meeting shall be called at least ten (10) days in advance of the date determined for holding the respective Shareholders’ Meeting or the meeting of the Board of Directors of Vale. Any meeting of the Board of Directors called for deliberating on the matters listed in item 5.3 below, if called within a term shorter than the abovementioned, shall be mandatorily preceded by a Previous Meeting.

5.2.4. The Previous Meeting will be called upon request of any Party, subject to the term provided for in item 5.2.3.

5.2.5. As regards delivery of notices and communications, the Previous Meeting shall be called as provided for under item 20.2 of this Shareholders’ Agreement.

5.2.6. Whenever a Board of Directors or Shareholders’ Meeting of Vale is called to deliberate on matters described in Clause 5.3, the Chairman of the Board of Directors shall inform the Parties the matters subject to deliberation, as well as provide all relevant documents at least sixteen (16) days before the date determined for holding the respective meeting of the Board of Directors or Shareholders’ Meeting of Vale, in a way the Parties may have enough time to fulfill the procedure and the term provided for in items 5.2.3 to 5.2.5.

5.2.7. The Previous Meeting will be held in the City of Rio de Janeiro, at an address to be defined, by the simple majority votes of the Parties, and informed in the call notice.

5.2.8. The Previous Meeting may be held at any place and time provided that with the presence of all Parties.

5.2.9. The Previous Meeting will be instated only with the presence of representatives of any two of the Parties.

5.2.10. The Previous Meetings shall be recorded in writing, in minutes, especially the deliberations taken. Minutes of Previous Meetings may be drafted as a summary of the facts, including dissents and protests, and contain only the transcript of the resolutions adopted, pursuant to Article 130 of Law n. 6,404/76; it being permitted to submit votes and dissents that, together with the documents submitted to the Parties shall be initialed by the board and by all present and filed at the Company’s headquarters.

5.2.11. While not discussed at a Previous Meeting duly called by any of the Parties, the issue may not be submitted to the Shareholders’ Meeting or the meeting of the Board of Directors of Vale.

5.2.11.1. In the event that it is not possible not to deliberate upon the matter at the Shareholders’ Meeting or meeting of the Board of Directors of Vale, the Parties, as well as the members of the Board of Directors appointed by the Parties, shall exercise their respective voting rights in order to suspend the work of the respective meeting until the matter is considered at a Previous Meeting. In case it is not possible to suspend the work, the matter shall be rejected, thereby maintaining the status quo

5.2.12. In any event, the decisions taken at the Previous Meetings will be binding on the votes of all the Parties at the relevant Shareholders’ Meetings and the vote of the Directors appointed by them at the respective meeting of the Board of Directors.

5.2.13. The Party that has not attended the Previous Meeting hereby undertakes to vote at the Shareholders’ Meetings and to cause their representatives to vote at the Meeting of the Board of Directors in accordance with what has been established in the Previous Meeting that it has not attended.

5.2.14. Any votes cast by the Parties, their representatives at the Shareholders’ Meetings or members of the Board of Directors of Vale, in disagreement with the decision taken at a Previous Meeting, pursuant to this section, shall be deemed null and void and shall be disregarded by the chairman of the respective Shareholders’ Meetings or of the meeting of the Board of Directors, as the case may be.

5.2.15. In case of the occurrence of the hypothesis stated in the previous item, any of the representatives of the Parties or members of Board of Directors may, upon submitting a copy of the minutes of the Previous Meeting at which the issue has been resolved, require that the vote cast in disagreement with such resolution be computed as determined at the Previous Meeting.

5.2.16. Non-attendance at the Shareholders’ Meetings or at the meeting of the Board of Directors or abstention from voting by the representative of any of the Parties at the Shareholders’ Meetings or by a member of the Board of Directors that it has appointed, ensures the other Parties, in order to maintain the resolutions of the Previous Meeting, in the case of the Shareholders’ Meetings, the right to vote the Affected Shares held by the absent or silent Party and in the case of meetings the Board of Directors, the right of the other Directors to vote on behalf of the Director absent or silent, as the case may be.

5.3                     The matters described below will be only be approved at a Previous Meeting, whenever such Previous Meeting is called, by the favorable vote of seventy five per cent (75%) of the total Affected Shares owned by the Parties attending the Previous Meeting, calculated according to item 5.2.1 above:

(i)                                     Changes in Vale’s Bylaws, except as required by law.

(ii)                                  Increase or reduction in Vale’s capital stock.

(iii)          Issuance, by Vale, of debentures, whether or not convertible into stocks, subscription warrants, options for the acquisition of shares or any other securities.

(iv)                              Mergers, incorporation, stock incorporation and spin-off transactions in which Vale is a party, as well as its transformation.

(v)                                 Request by Vale for liquidation, dissolution, court-supervised or out-of-court reorganization, bankruptcy or their respective suspension.

(vi)                              Removal of members of the Board of Directors, including the chairman.

(vii)                           Appointment and removal of Officers.

(viii)                        The overall and individual compensation of the Administrators and of the members of the Board of Directors’ advisory committees.

(ix)                              Formation of companies by Vale or the transformation of currently existing companies into another type of legal entity, as well as the direct or indirect acquisition or sale of equity held by Vale in the capital stock of other companies, consortia, foundations and other entities, including through the exercise of withdrawal right, the exercise or waiver of rights of first refusal in the subscription and acquisition, directly or indirectly, of shareholding equity, or any other type allowed by law, including but not limited to, merger, spin-off, incorporation and stock incorporations into companies in which Vale holds an ownership interest, as well as the amendment of the by-laws/articles of association and/or agreements of the abovementioned legal entities, whenever such amount is equal or higher than one percent (1%) of Vale’s net equity, accrued pursuant to Vale’s most recent quarterly report.

(x)                                 Distribution of dividends and/or interest on shareholders’ equity by Vale in disagreement with the provisions of item 5.4.

(xi)                              Creation of encumbrance or delivery of collateral, including suretyship by Vale, so as to guarantee the obligations of third-parties, including Vale’s Associated Companies and controlled companies, except for those in which Vale holds at least ninety-nine percent (99%) of the capital stock.

(xii)                           Set forth Vale’s maximum limit of indebtedness.

(xiii)                        Approval of Vale’s strategic guidelines and plan;

(xiv)                       Approval of Vale’s annual and multi-annual budgets and of the fundraising plan.

(xv)                          Approval of investment and/or divestment by Vale as well as of investment agreements executed by Vale with a corresponding amount equal or higher than one percent (1%) of Vale’s net equity, accrued pursuant to Vale’s most recent quarterly report.

(xvi)                       Approval of Vale’s Policy of Transactions with Related Parties.

(xvii)                    Disposal by Vale of fixed assets, the value of which exceeds (a) separately, fifteen one hundredths percent (0.15%) of the total assets, or (b) cumulatively in a twelve (12) month period exceeds five tenths percent (0.5%) of the total assets, serving as reference to both “a” and “b” total assets accrued based on the most recent Vale’s quarterly information.

(xviii)                 Cancellation of Vale’s register as a publicly-held company or reduction of its listing level before BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange.

(xix)                       Appointment and removal, by Vale’s board of officers, of the CEO of companies controlled by Vale or Vale’s Associated Companies, as well as of companies in which Vale has the right to appoint the CEO.

5.4. The Parties hereby undertake to vote and cause their representatives at the Board of Directors to vote (as the case may be) for the purposes of determining that their representatives vote at Shareholders’ Meetings for the distribution by Vale to its shareholders of fifty per cent (50%) of the net profits of the fiscal year in question.  The distribution of dividends in an amount not provided for in this item shall be subject to approval by the Parties, at a Previous Meeting.

CLAUSE 6.                                 VALE’S BOARD OF DIRECTORS AND BOARD OF OFFICERS

6.1                              The Parties undertake to vote at Previous Meetings in which the election of members of the Board of Directors and of the Board of Officers of Vale is the subject matter in accordance with this Clause.

6.2                     For purposes of electing the members of the Board of Directors of Vale, and their respective alternates, the Parties will appoint the highest possible number of directors whose appointment is incumbent on the Parties, excluding chairs reserved for the Directors elected pursuant to articles 140 and 141 of Law 6,404/76, provided that the minimum of twenty percent (20%) of independent Officers shall be observed, or as required by Novo Mercado’s listing rules.

6.2.1. The Parties will appoint the Directors of Vale, and their respective alternates, whose indication is incumbent on the Parties, in the proportion of Affected Shares held by them, in due compliance with the provisions of this Clause, specifically those provided for in item 6.3.

6.2.2. In the first stage, the percentage of Affected Shares required to elect a Director of Vale shall be obtained, by dividing 100 by the total number of Vale’s Directors whose election is incumbent on the Parties.

6.2.3. After obtaining the percentage according with the foregoing item, each Party will appoint the number of Vale’s Directors that is equal to the integer part of the quotient resulting from dividing its percentage interest in all the Affected Shares by the percentage obtained according with the foregoing item, taking advantage of the fractions for the second stage, according to the next item, as the case may be.

6.2.4 In the second stage, if there is a vacancy for Vale’s Director to fill, it will be incumbent on the Party that holds the highest remaining fraction from the division made in the first stage to appoint the person to fill each vacancy, and so on, until all vacancies are filled.  It shall be observed that in the event of a tie among the fractions, the appointment of the relevant Director will be incumbent on the Party that has appointed the fewest number of Directors, and the losing Part will be running for appointment to fill the subsequent vacancy, as the case may be.

6.2.5 The Parties agree that, as long as they are entitled to appoint at least four (4) members, each Party shall have the right of appointing and electing at least one member of Vale’s Board of Directors, regardless of the percentage of Affected Shares each may hold.

6.2.6 In case the amount of Directors appointed by Vale’s remaining shareholders does not reach a minimum of twenty percent (20%), or as provided for by the rules of Novo Mercado, the Parties shall appoint as many independent Directors as necessary to achieve the minimum required, provided that such Directors shall not be bound to the Parties who have appointed them.

6.3. Any Party may, during its respective term of office, replace the Director it has appointed. Under this circumstance, all Parties will take the necessary measures to assure that the replacement of the Director(s) for the new Director(s) appointed by the Party that requested such replacement be approved at the respective Previous Meeting and at the Shareholders’ Meeting.

6.4. In case of resignation or permanent impediment of any Director during the term of office for which he has been elected, the alternate shall be appointed by the Party that has appointed the member to be replaced. In such a situation, all Parties will take the necessary measures to assure that the replacement of the respective director(s) for the new director(s)

appointed by the relevant Party is approved at the respective Previous Meeting and at the Shareholders’ Meeting.

6.5. Whenever possible, the Parties will take all the pertinent measures so that no matter of relevance to Vale is decided until the Directors’ replacement process is completed.

6.6. The Parties undertake, as soon as possible, to take all pertinent measures to remove any Vale’s Director appointed by them who fails to comply with the provisions of this Shareholders’ Agreement, as is appropriate, or with the voting instructions given by the respective Parties, as determined by decisions taken at Previous Meetings.

6.7. The chairman of Vale’s Board of Directors and the respective alternate will be appointed by the Party that holds the largest amount of the Affected Shares, and the vice-chairman of Vale’s Board of Directors and the respective alternate will be appointed by the Party that holds the second highest number of Affected Shares.

6.8. Vale’s Directors will have an unified term of office of two (2) years, re-election being allowed.

6.9. The meetings of Vale’s Board of Directors will be instated only with the presence of a majority of its members and the resolutions will be taken by votes cast by members representing a majority of the members of the Board of Directors present at the relevant meeting.

6.10. Vale’s CEO will be selected from a list of three names proposed by an international company for the selection of executives and elected at a meeting of Vale’s Board of Directors called for that purpose, preceded by the necessary Previous Meeting.

6.11. It will be incumbent on Vale’s CEO to propose to the Board of Directors the names of the other Officers of Vale who will be elected at the meeting of the Board of Directors called for that purpose, preceded by the necessary Previous Meeting.

6.12. The term of office of Vale’s Board of Officers will be two (2) years, re-election being allowed.

8.13. The meeting of Vale’s Board of Officers will be instated with the presence of the majority of its members.

CLAUSE 7.                               INSPECTION ON THE COMPANY

7.1                              Any Party may at any time require, by way of an independent auditor, the effective inspection of the books, registers and other documents of the Company, which shall be made fully available to the requesting Party, provided that the requesting Party bears all of the corresponding costs and expenses and takes the necessary measures so as not to obstruct the functioning of the Company or its management.

CLAUSE 8.                               ENCUMBRANCE PROHIBITED ON AFFECTED SHARES

8.1                              Each Party is prohibited from pledging, creating a lien or any other security interest on the Affected Shares and/or Subscription Rights.

8.2                              Each Party is further prohibited from establishing the right of use or any other right of enjoyment on the Affected Shares and/or Subscription Rights or from offering them to be pledged, without the previous, express and unanimous consent of the other Parties

8.2.1 If, regardless of the will of a Party, its Affected Shares, in whole or in part, are pledged or become subject to any type of judicial lien, it will be incumbent on the respective Party to immediately notify the Company and the other Parties on the situation and, within the maximum term of thirty (30) days as from the decision on the respective pledging, adopt all measures within its reach in order to release or substitute such Affected Shares.

8.2.2. In case it is not possible to replace the Affected Shares and/or Subscription Rights that are subject to imposition of judicial lien, at the time of sale of the Affected Shares by means of appropriate judicial proceeding, the other Parties will have the right to exercise their Rights of First Refusal over such shares, pursuant to Clause 9. The Party whose Affected Shares and/or Subscription Rights are subject to judicial lien shall inform the judge regarding the other Parties’ rights of first refusal.

CLAUSE 9.                               RIGHTS OF FIRST REFUSAL

9.1 The Parties shall not sell, assign, transfer, whether in return for payment or free of charge, convey to the capital of another company, transmit, or further, sell or otherwise dispose of their Affected Shares, their Subscription Rights, their securities that grant or may grant the right of vote within the scope of the Company, except if the provisions in this Clause are complied with.

9.2                              Should one of the Parties (“Offeror Party”) receive a proposal (“Proposal”) from any of the other Parties or from third parties (“Proponent”) to sell, assign, transfer, whether in return for payment or free of charge, convey to the capital of another company, transmit or, in any way, sell or dispose of part or all of its Affected Shares, Subscription Rights, or securities that grant or may grant voting rights, the Offeror Party shall send a written notice (“Notice”) to the other Parties (“Offeree Parties”) immediately after the official acceptance of the Proposal by the competent entity of the Offeror Party, offering the Affected Shares it intends to dispose of (“Offered Shares”), the Subscription Rights or securities that grant or may grant voting rights it intends to assign (“Offered Rights”), informing the price, currency, place of payment and all the other terms and conditions of the Proposal (including the Proponent’s name, full qualification and commitment of, in the event of acquisition of the Offered Shares or Offered Rights, adhering to this Agreement), and the intent of the Offeror Party to accept the Proposal, a copy of which shall be attached to the Notices.

9.3                              The Offeror Party may further hold a public or private auction to offer the Offered Shares and/or Offered Rights that it intends to dispose of or assign, expressly contemplating the application of the Right of First Refusal provided in this Clause in the public notice related to the respective auction.

9.3.1 In case of a public or private auction is held, the winning bidder shall submit a proposal under the terms hereby specified to the Offeror Party, so that the Offeror Party can then begin the procedures related to Rights of First Refusal, as provided in this Clause.

9.4 The Offeree Parties shall have the Right of First Refusal in the acquisition of the Offered Shares and the Offered Rights, according to the same terms and conditions of the Proposal, over all Affected Shares, proportionally to the number of Affected Shares they hold, excluding the Affected Shares owned by the Offeror Party. The exercise of the Right of First Refusal shall be subject to the procedures mentioned below.

9.5                              Each Offeree Party may only exercise its Right of First Refusal over all, and not less than all, of the Offered Shares or Offered Rights it is entitled to, according to the proportion rule referred to in item 9.4, without prejudice to the Right of First Refusal over the Remaining Shares, as defined below, and the Offeree Party shall not exercise its Right of First Refusal only over part of the Offered Shares or Offered Rights it is entitled to, pursuant to the proportion rule mentioned at the end of item 9.4.

9.6                              Within thirty (30) days as of the date of receipt, by the Offeree Parties, of the Notice sent by the Offeror Party, pursuant to item 9.2, each Offeree Party shall send a written notification (“Notification”) to the Offeror Party indicating that:

(i)                                    it wishes to exercise its Right of First Refusal over all of the Offered Shares and/or Offered Rights it is entitled to, according to the proportion rule mentioned in item 9.4; or

(ii)                                 it wishes to waive its Right of First Refusal (considering that the absence of notification within the established period shall be understood as a waiver of the Right of First Refusal).

9.7                              The Offeree Parties are not allowed to assign the Right of First Refusal, at any time whatsoever, to any other Party or to third parties.

9.8                              In the event that one or more Offeree Parties waive(s) their respective Right of First Refusal to the acquisition of the Offered Shares and/or Offered Rights they are entitled to, the Offered Shares and/or Offered Rights over which the respective Offeree Party has not exercised its Right of First Refusal (the “Remaining Shares”), shall be offered to the other Offeree Parties which have notified the Offeror Party according to the terms of the item 9.6 (i). In such case, the Offeree Parties shall be notified by the Offeror Party so that they may, within fifteen (15) days after the end of the period referred to in item 9.6, exercise their Right of First Refusal with regards the Remaining Shares.

9.9                              Each of the Offeree Parties, with regard to the acquisition of the Remaining Shares, may only exercise its Right of First Refusal over all of the Remaining Shares. If more than one Offeree Party exercises its Right of First Refusal over the Remaining Shares, such Offeree Parties shall be obliged to acquire the Remaining Shares proportionally to the number of Affected Shares they hold in relation to the total number of Affected Shares, excluding the ownership stake of all the other Parties.

9.10                       Each of the Offeree Parties, notified as to the exercise of the Right of First Refusal over the Remaining Shares, shall reply in writing to the Offeror Party within fifteen (15) days from the date of receipt of the notification sent by the Offeror Party referred to in item 9.8, indicating that:

(i)                                    it wishes to exercise its Right of First Refusal over all of the Remaining Shares, and not less than all of the Remaining Shares (not being allowed the exercise of the Right of First Refusal over part of the Remaining Shares); or

(ii)                                 it wishes to waive its Right of First Refusal over the Remaining Shares (considering that the absence of reply within the established period shall be understood as a waiver of the Right of First Refusal over the Remaining Shares).

9.11 The assignment of the Right of First Refusal over Remaining Shares, at any time, to any other Party or to third parties by the Offeree Parties is not allowed.

9.12 Once the terms established in this Clause for the exercise of the Right of First Refusal have elapsed, the Offered Shares and/or the Offered Rights shall be disposed of, within the subsequent fifteen (15) days to the Offeree Parties that have notified the Offeror Party, within the established period, of their intention of acquiring the Offered Shares or the Offered Rights and, possibly, the Remaining Shares, according to the same terms and conditions set forth in the Proposal.

9.13  If all Offered Shares and/or the Offered Rights are not disposed of to the Offeree Parties, pursuant to the terms set forth previously, the Offeror Party shall be free to, under the terms of the Proposal, within thirty (30) days following the end of the period established in item 9.6 above, dispose of all of the Offered Shares and/or the Offered Rights to the Proponent or dispose of to the Proponent the portion of the Offered Shares and/or the Offered Rights over which the Offeree Parties have not exercised the Right of First Refusal, so as to ensure that the Offeror Party may dispose of all of the Offered Shares and/or the Offered Rights.

9.14                       The buyer of the Offered Shares shall be irrevocably obliged to adhere, in an absolute and irrevocable manner, to the terms of this Shareholders’ Agreement, through a letter addressed to the Parties and to the Company.

9.14.1  In the case of Subscription Rights, the purchaser of the Offered Rights shall undertake, irrevocably and unconditionally, to adhere to this Shareholders’ Agreement by means of amendment hereto, and such purchaser will be prohibited from exercising the voting rights until such Subscription Rights are converted into Affected Shares

9.14.2  The purchaser of the Offered Shares, in case it is a third party, will be the successor of the Offeror Party as regards all of its rights and obligations under this Shareholders’ Agreement, or in proportion to the Affected Shares it may acquire.

9.14.3 If the Offered Shares are acquired by any Party of this Shareholders’ Agreement, or by more than one party, the rights inherent to the Offered Shares will be added to the rights already held by the purchasing Party (ies).

9.14.4 In the event that a third party acquires the Offered Shares, the Parties hereto undertake to take the appropriate measures with the purpose of replacing the Director(s) appointed by the Offeror Party, for those to be appointed by the third party who has acquired the Offered Shares. If the Offeror Party has not disposed of all of its Affected Shares, the replacement of Directors shall occur in proportion to the Offered Shares in respect of the Affected Shares held by the Offeror Party.

9.15                       Any sale, transfer, assignment or disposal of the Affected Shares or the Subscription Rights in violation of the provisions of this Clause will be void, and the Company is hereby forbidden to record it in its books.

9.16                       Each of the Parties shall forward to the other Parties and to the Company, in the person of one of its Officers, copies of all Notices and notifications sent by them, related to the exercise of the Right of First Refusal referred to in this Clause.

9.17                       The Right of First Refusal will not be applicable to transfers of Affected Shares or Subscription Rights to Affiliates of the Parties, provided that the following conditions are complied with:

(i)                                    The Affiliate shall declare, through a letter addressed to the Parties and the Company, its full, unconditional and irrevocable adhesion to this Shareholders’ Agreement.

(ii)                                 If the Affiliate is controlled by the Offeror Party, the Offeror Party shall present a statement to the other Parties, in which it undertakes not to dispose of the Shareholding Control of the Affiliate, for whatever purposes, or in any other way, including on account of any corporate transaction, except if it previously reacquires the Affected Shares that it has transferred to the Affiliate.

(iii)                              If the Affiliate is the controller of the Offeror Party, or a company under common control, the final controlling shareholder of the Affiliate shall present a statement to the other Parties in which it undertakes not to dispose of the control of the Affiliate, for whatever purposes, or in any other way, including on account of any corporate transaction, except if it previously reacquires the Affected Shares that it has transferred to the Affiliate.

CLAUSE 10.                        CHANGING OF PARTIES’ SHAREHOLDING CONTROL

10.1                       The Shareholding Control of any of the Parties may not be subject to any changes unless the Party which Shareholding Control will be changed offers in advance the Affected Shares to the other Parties, in due compliance with the principles included in this Shareholders’ Agreement, specifically in Clause 9, related to the exercise of Right of First Refusal.

10.2. Prior to the completion of the transaction that will cause the transfer of its Shareholding Control, the respective Party shall send a notice to the other Parties informing about the facts and about the beginning of the procedures for the exercise of the Right of First Refusal over the Affected Shares held by the Party whose Shareholding Control will be changed, pursuant to the Notice, as indicated in item 9.2 of this Shareholders’ Agreement.

10.2.1. If either Party discovers that the Shareholding Control of another Party has been changed without having been granted the Right of First Refusal under this Clause and Clause 9 of this Shareholders’ Agreement, such Party shall inform the fact to the Party whose Shareholding Control has been changed, as well as to the other Parties, requesting the immediate commencement of Right of First Refusal proceedings applicable under this Clause.

10.3.                    For purposes of the exercise of the Right of First Refusal provided for in this Clause, the price to be considered for the exercise of the Right of First Refusal will be equivalent to the average closing price of Vale’s common shares, weighted by the volume, of BM&FBOVESPA last thirty (30) trading sessions.

10.4                      While the procedures related to the Right of First Refusal as provided for in Clause 9 of this Shareholders’ Agreement are not concluded, the Party whose Shareholding Control has been changed without complying with that provided for in this Clause may not attend the Previous Meetings and the Affected Shares owned by such Party will have their voting power suspended.

10.4.1 In case of occurrence of that provided for in item 10.4, the required quorum for convening and resolving at Previous Meetings, pursuant to this Shareholders’ Agreement, shall be complied with, without regard to, for the calculation thereof, the interest percentage of the Party whose Shareholding Control has been changed without complying with that provided for in this Shareholders’Agreement.

10.5. For the purposes of this Clause, the Parties undertake, on the execution date of this Shareholders’ Agreement, to furnish a statement showing its Shareholding Control structure, identifying those entities which have an interest therein, and certifying and witnessing to the accuracy of the information provided.

10.5.1. During the effectiveness of this Shareholders’ Agreement, whenever required by any of the Parties, the other Parties shall provide updated statements pursuant to item 10.5 above.

10.6. For the purposes of this Clause, the transfer of shares issued by the Parties to any Affiliate or to its current partners shall not be deemed a change in that Parties’ Shareholding Control.

CLAUSE 11.                          REQUIREMENTS TO BE A PARTY TO THE SHAREHOLDERS’ AGREEMENT.

11.1. The Parties agree that as a condition for them to remain as an integral part of this Shareholders’ Agreement, with all of the rights and duties thereunder, that their shareholding interest be kept to no less than five per cent (5%) of the Affected Shares.

11.2. If, at any time, any of the Parties holds a percentage lower than the number set forth in the previous item, such Party will be automatically excluded from this Shareholders’ Agreement, and the Company shall furnish a notice in this regard to the other Parties.

11.3. If a Party ceases to be a part to this Shareholders’ Agreement, pursuant to this Clause, the other Parties undertake, within the shortest possible period, to amend this Shareholders’ Agreement, so as to formalize the exclusion of the relevant Party and ratify the other provisions of this Shareholders’ Agreement.

11.4. The Party that is excluded from this Shareholders’ Agreement, pursuant to this Clause, hereby expressly and fully consents to the amendment to this Shareholders’ Agreement, as set forth in the previous item, with the purpose of formalizing its exclusion therefrom.

CLAUSE 12.                        REPRESENTATIONS, WARRANTIES AND OBLIGATIONS

12.1. Each Party represents and warrants on behalf of the other Parties that:

(i)                                    It is an entity duly organized, validly existing and in good standing under the laws of the place of its incorporation, having all the necessary power and authority to enter into this Shareholders’ Agreement and all the documents relating thereto, to undertake its obligations arising out of this Shareholders’ Agreement, and to perform and comply with the provisions herein.

(ii)                                 It has all the necessary power and authority to own and hold the Affected Shares.

(i)                                     It has obtained all the requisite corporate consents to authorize the execution of this Shareholders’ Agreement and all the documents relating thereto, as well as to comply with its obligations under such documents. The execution of this Shareholders’ Agreement and of all the documents relating thereto, as well as the compliance with the obligations herein provided does not and will not violate (a) its corporate documents; and (b) any law, regulations or order binding upon or applicable to it.

(iv)                               This Shareholders’ Agreement has been validly executed by its legal representatives, who have powers to undertake the obligations hereunder, and this

Shareholders’ Agreement is a lawful and valid obligation, enforceable according to its terms.

(v) All of the authorizations and actions of any nature whatsoever as necessary or required for the execution and performance of this Shareholders’ Agreement and all the documents relating thereto and for the validity and enforceability thereof have been obtained or taken, and are valid and in full force and effect.

CLAUSE 13.                          INTERVENTION AND FILING OF THE SHAREHOLDERS’ AGREEMENT

13.1. The Parties undertake to, on the Initial Date of Effectiveness of this Shareholders’ Agreement, in order to confer upon this Shareholders’ Agreement all the necessary formalities for its full validity and effectiveness vis-à-vis Vale, take all the requisite actions for that effect, including, pursuant to and for the purposes of article 118 of Law 6,404/76, the following: (i) the execution, by Vale, of an instrument of consent to this Shareholders’ Agreement, whereupon Vale shall become the Intervening and Consenting Party thereto, undertaking all the obligations and liabilities set forth in this Shareholders’ Agreement for the Intervening and Consenting Party; (ii) filing this Shareholders’ Agreement and the instrument of consent aforementioned in the registered offices of Vale; and (iii) inclusion, in the margin of the register of all the shares issued by Vale and held by the Parties, the Affected Shares, informing that such shares are subject to the terms and conditions of this Shareholders’ Agreement, with the following wording: “The voting right inherent to the shares represented by this certificate (or register), as well as the transfer thereof or lien thereon, on any account, is attached and subject to the Shareholders’ Agreement of Vale S.A. executed on [—]”.

13.1.1. Upon the implementation of the procedures set forth herein, and subject to the Initial Date of Effectiveness of this Shareholders’ Agreement, the exercise of any act contrary to the provisions hereof shall be precluded, and thus, Vale shall be lawfully authorized in such case not to record such actions and therefore, to refuse the transfer of ownership of or title to any rights on the Affected Shares.

13.2. The Intervening and Consenting Party, by executing the instrument of consent to this Shareholders’ Agreement, shall represent that it is aware of all the terms and conditions hereof, undertaking to comply with all the provisions thereof and, in particular, to register this Shareholders’ Agreement, pursuant to the applicable law, in its registered offices and in the margin of the register of the shares issued by it and bound to this Shareholders’ Agreement.

13.3. The Intervening and Consenting Party shall not be liable for compliance with any agreement modifying the rights and obligations set forth in this Shareholders’ Agreement,

until the amendment document has been sent to it for filing in its registered offices, subject to the conditions for amendment to this Shareholders’ Agreement, as provided for hereby.

13.4. The Intervening and Consenting Party undertakes to promptly communicate to the Parties any agreement, fact or omission which may entail breach of this Shareholders’ Agreement, as well as to take all requisite actions which the applicable laws and regulations may require in order to keep this Shareholders’ Agreement in full force and effect.

CLAUSE 14.                          EFFECTIVENESS

14.1. This Shareholders’ Agreement will be effective as of the date of its execution (“Initial Date of Effectiveness”).

14.2. This Shareholders’ Agreement will remain in force until November 9, 2020.

CLAUSE 15.                                                     ABSENCE OF OTHER SIMULTANEOUS CONDITIONS

15.1.           During the effectiveness of this Shareholders’ Agreement, all of the Parties are expressly forbidden, directly or indirectly, including through an Affiliate, to enter into or abide by any other agreements that deal with the subject matter of this Shareholders’ Agreement.

15.2.           The Parties represent that, during the effectiveness of this Shareholders’ Agreement, the same shall constitute the whole understanding and provisions agreed upon among the Parties as regards the subject matter hereof.

CLAUSE 16                             DISSOLUTION, BANKRUPTCY, COURT-SUPERVISED OR OUT-OF-COURT REORGANIZATION

16.1. Should any of the Parties be subject to bankruptcy, court-supervised or out-of-court reorganization proceedings, or have its dissolution ordered, all of the Affected Shares owned by such Party will continue to be subject to all of the clauses and provisions of this Shareholders’ Agreement.

16.1.1. For the purposes of this Clause, the Parties undertake to, immediately following the occurrence of any of the situations set forth herein, give notice to the other Parties in this regard, with a copy to the Company.

16.2. Upon issuance of the order establishing bankruptcy, court-supervised or out-of-court reorganization proceedings, or the dissolution of any of the Parties, the rights attached to the Affected Shares held by such Party, as provided for in this Shareholders’ Agreement, in particular the voting right and the right to elect Vale’s management, will be automatically suspended, and the Party will remain, in any case, subject to all of the other provisions of this Shareholders’ Agreement.

16.3. In case of occurrence of that provided for in item 16.1, the required quorum for convening and resolving at Previous Meetings, pursuant to this Shareholders’ Agreement, shall be complied with, without regard to, for the calculation thereof, the interest percentage of the Party subject to bankruptcy, court-supervised or out-of-court reorganization proceedings, or dissolution.

16.4. In the event provided for in this Clause, the other Parties will be entitled to acquire the Affected Shares held by the Party subject to bankruptcy, court-supervised or out-of-court reorganization proceedings, or dissolution, pro rata to their interest in the total Affected Shares.

16.4.1. The Parties undertake to acquire all of the Affected Shares held by the Party subject to bankruptcy, court-supervised or out-of-court reorganization proceedings, or dissolution, within the shortest possible period after it becomes aware of such condition.

16.4.2. The purchase price of the Affected Shares held by the Party subject to bankruptcy, court-supervised or out-of-court reorganization proceedings, or dissolution will be determined according to an appraisal to be made by the officer in charge of the respective proceedings, if they have a judicial nature. Nevertheless, in the event of voluntary action with respect to any of the proceedings provided for herein, the purchase price of the Affected Shares held by the relevant Party will be the book value of such shares as determined by the most recent balance sheet of the Company.

CLAUSE 17.                                                     CONFIDENTIALITY

17.1                       The Parties hereto agree to keep confidential and not disclose to third parties, unless upon the previous written consent of all the Parties, any information received from Vale or any other Party, including, but not limited to, all data and information received by the Parties in accordance with this Shareholders’ Agreement, and any of the obligations and/or rights hereunder, as well as any privileged information which relates to the activities and business conducted by Vale which they may have had access to in their capacity as shareholders of the Company and signatories of this Shareholders’ Agreement.

17.2. The Parties undertake to comply with the obligations under this Clause on behalf of their directors, officers, employees, consultants and representatives, on any account, who shall be duly authorized by the Party which they represent when requesting or receiving any confidential information from Vale or any other Party.

17.3. The following information will not be deemed confidential for the purpose of this Shareholders’ Agreement: if (a) they are developed independently by the Parties or if not subject to confidentiality and received lawfully from another source entitled to furnish such information; (b) made available to the public without violation of this Shareholders’ Agreement by the Parties; (c) on the date of disclosure to a Party, such Party was informed that such information was not subject to confidentiality, as evidenced by documentation owned by such Party; (d) the Parties agree, in writing, to be released from the restrictions set forth in this Clause; or (e) now or hereafter shall be disclosed pursuant to the applicable law, regulations or governmental rules or by virtue of a court or administrative order.

17.4. In the event of noncompliance with the confidentiality obligation under this Clause, the Parties will be subject to reimbursement of any damage they may have caused to the other Parties as a result of such noncompliance.

17.5. The Parties agree that the confidentiality obligation under this Clause will begin on the Initial Date of Effectiveness and will remain in force for five (5) years as of (i) the expiry date of the effectiveness of this Shareholders’ Agreement; or (ii) the date when any of the Parties is no longer a Company’s shareholder, in particular as regards the confidentiality obligation of such Party.

CLAUSE 18.                                                     DEFAULT AND SPECIFIC PERFORMANCE

18.1. The obligations undertaken in this Shareholders’ Agreement are subject to the specific performance by any of the Parties, pursuant to Art. 118, § 3º of Law No. 6,404/76, and the Parties acknowledge that this Shareholders’ Agreement is an instrument enforceable in court for all purposes under Law No. 13,105/15, subject to the provisions of Clause 19 of this Shareholders’ Agreement.

18.2. Notwithstanding the requirement of specific performance of the obligations provided for in this Shareholders’ Agreement, the Parties do not waive their right to any action or remedy which they may be entitled to at any time, including suit for losses and damages with the purpose of reimbursement for any losses they may have suffered as a result of noncompliance with the obligations under this Shareholders’ Agreement, subject to the provisions of Clause 19 of this Shareholders’ Agreement.

18.3. In the event of noncompliance with any of the provisions of this Shareholders’ Agreement, the Party which becomes aware of such noncompliance shall give notice to the defaulting Party, with a copy to the other Parties and to the Company, requesting the defaulting Party to immediately comply with its due obligation, comply with the provisions of this Shareholders’ Agreement and return the situation in default to its previous status.

18.4. Upon receipt of notice of noncompliance with an obligation, pursuant to the previous item, should the defaulting Party fail to immediately take all reasonable actions, the other Parties may seek specific performance of the obligation in default and reimbursement of losses suffered, subject to the provisions of this Clause and Clause 19 of this Shareholders’ Agreement.

18.5. Even if the defaulting Party complies with the obligation in default and eventually returns the situation in default to its previous status, the other Parties will continue to be entitled to seek reimbursement for any losses they may have suffered as a result of said noncompliance, subject to the provisions of this Clause and Clause 19 of this Shareholders’ Agreement.

CLAUSE 19.         GOVERNING LAW AND RESOLUTIONS OF DISPUTES.

19.1. This Agreement will be governed and construed according to the Brazilian laws.

19.2. The Parties agree that the competent venue to settle any litigation or dispute relating to this Shareholders’ Agreement, including with respect to the construction, execution or liquidation of the obligations hereunder and to the violation of any term or condition provided for herein shall be the Judicial District of the Capital City of the State of Rio de Janeiro, and they expressly waive any other court, as privileged as it is or may be.

CLAUSE 20.                  MISCELLANEOUS.

20.1. Binding Effect. The terms and conditions of this Shareholders’ Agreement are unconditionally and irrevocably binding upon the Parties and respective lawful successors and assignees, for any purpose whatsoever.

20.2. Notices. All notices, agreements, waives and other communications hereunder or with respect to this Shareholders’ Agreement shall be made in writing and sent (i) through a Registry of Deeds and Documents, (ii) by registered mail, (iii) courier, in person, (iv) by fax or electronic media, to the addresses, telephone/fax numbers and e-mails which may be formally designated by a Party to the other Parties.

20.2.1. All notices and other communications provided for herein shall be deemed delivered on the date of their actual receipt or delivery, return receipt requested, confirmation or another evidence of receipt or delivery to the addresses set out above.

20.3. Further Amendments. This Shareholders’ Agreement may only be amended, replaced, cancelled, renewed, revoked or extended by a written instrument signed by all Parties.

20.4. Waivers. Should any Party fail to demand, at any time, the fulfillment of the provisions set forth in this Agreement or fail to exercise any option, alternative or right granted thereby, this fact shall not constitute a waiver of any of its provisions nor should it affect its validity or the right, in whole or in part, of any Party to demand future compliance with any and all provisions of this Agreement or the exercise of said option, alternative or right, except as otherwise and expressly provided for in this Agreement.

20.4.1. No waiver of any provision of this Agreement shall be effective with respect to the other Parties, unless stated in writing and by the legal representative of the waiving Party.

20.5. Assignment. The rights and obligations of the Parties to this Agreement shall not be transferred or assigned, in whole or in part, except as provided for in this Shareholders’ Agreement or with the prior written consent of the other Parties.

20.6. Succession. This Shareholders’ Agreement shall be binding upon and inure to the benefit of the Shareholders and their respective successors and permitted assignees. This Shareholders’ Agreement (as well as the rights and obligations hereunder) may not be assigned by the Shareholders without the prior written consent of the other Shareholders, except if in accordance with the provisions of Clause 20.5 above.

20.7. Severability. If any term or provision of this Shareholders’ Agreement is held to be null, voidable, invalid or unenforceable in any jurisdiction, such term or provision shall, as regards such jurisdiction, be ineffective only to the extent of such nullity, invalidity or unenforceability, without rendering the remaining terms and provisions of this Shareholders’ Agreement void, voidable, invalid or unenforceable.

20.8. Lock-Up. During the term of six (6) months, counting as from the Initial Date of Effectiveness, no Party shall transfer, by any means, either directly or indirectly, its Affected Shares, its Subscription Right or its shares which are not bound to this Shareholders’ Agreement, either totally or partially, to other Shareholders or to any third-parties (“Lock-Up”).

20.8.1. The restriction provided for in item 20.8 above shall not apply (i) to the transfer of Vale’s shares by a Shareholder to its Affiliates and its current shareholders, provided that such transferred shares shall remain subject to the Lock-Up, and (ii) the transfer of shares not bound by this Agreement with which the Shareholders were entitled prior to the incorporation of Valepar S.A.

20.9. Novo Mercado Commitment. The Parties undertake to adopt all measures necessary for the effective listing of Vale on BM&FBOVESPA’s Novo Mercado, as soon as possible, without material risk of performance of the right of withdrawal by any shareholders entitled with Vale’s class A preferred shares, according to the shares’ market price and asset value.

IN WITNESS WHEREOF, the Parties enter into this Shareholders’ Agreement in five (5) copies of equal form, content and validity, in the presence of the two (2) undersigned witnesses. The witnesses acknowledge that they are aware of the confidentiality obligation hereunder and undertake to fully comply with it.

Rio de Janeiro, August 14th, 2017.

BNDES PARTICIPAÇÕES S.A.

BRADESPAR S.A.

LITEL PARTICIPAÇÕES S.A.

MITSUI & CO. LTD.

WITNESSES

1.	2.
Name:	Name:
RG	RG
CPF/MF:	CPF/MF:

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Director of Investor Relations

Date: August 14, 2017